Filed Pursuant to Rule 433

Registration Statement No. 333-284911

Dated: February 18, 2026

Exelon Corporation

Pricing Term Sheet

$775,000,000 4.950% Notes Due 2036

Issuer:	Exelon Corporation
Expected Ratings*:	Baa2 (Moody’s); BBB+ (S&P)
Principal Amount:	$775,000,000
Security Type:	Notes
Trade Date:	February 18, 2026
Settlement Date**:	February 20, 2026 (T+2)
Coupon:	4.950%
Maturity Date:	March 15, 2036
Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing September 15, 2026

Benchmark Treasury:	4.125% due February 15, 2036
Benchmark Treasury Price and Yield:	100-12 / 4.079%
Spread to Benchmark Treasury:	92 basis points
Yield to Maturity:	4.999%
Offering Price:	99.611% of Principal Amount
Optional Redemption:

At any time prior to December 15, 2035 (3 months prior to the maturity date) (the “Par Call Date”), at a make whole price equal to the greater of (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points less (b) interest accrued to the date of redemption, and 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest to the redemption date.

At any time on or after the Par Call Date, at 100% of the principal amount, plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	30161NBV2 / US30161NBV29

Annex I-1

Joint Bookrunners:	BNP Paribas Securities Corp. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC
Senior Co-Managers:	BNY Mellon Capital Markets, LLC Huntington Securities, Inc. Siebert Williams Shank & Co., LLC
Co-Managers:	Apto Partners, LLC Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the notes on or about February 20, 2026, which will be the second business day following the date of this term sheet (“T+2”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day other than the business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, and Wells Fargo Securities, LLC at 1-800-645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Annex I-2